SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 26, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: 3rd Quarter Results dated 26 February 2004



                                 British Energy

26 February 2004

                            RESULTS FOR THE QUARTER

                             ended 31 December 2003



Key Points



- Good progress on restructuring continued, with sale of AmerGen interest (US$277m). Provisional gain on sale of GBP35m. The restructuring remains subject to significant uncertainties

- Group operating profit, after exceptional items, of GBP12m in the quarter, compared with loss of GBP21m in the nine month period

- Total UK output of 17.3 TWh in the quarter (down 4% year on year); 52.7 TWh for the nine month period (up 6% year on year)

-     Operating cash inflow, after capex, was GBP1m in the nine month period

- Net debt was reduced by GBP167m to GBP454m in the quarter, primarily as a result of the AmerGen net proceeds. The HMG Credit Facility has reverted to GBP200m



Update since 31 December 2003



-      Total UK output of 59.5 TWh up to 31 January 2004 (up 5% year on year)

- Revised UK nuclear output forecast for the year of around 65.5 TWh confirmed (up 3% year on year), compared with 63.8 TWh in 2002/03

-      Dispute with Siemens settled.  Siemens to pay GBP18.3m to British Energy



-      Nil drawings under HMG Credit Facility as at 24 February 2004



Key financials are shown below:
                                                                     3 Months Ended           9 Months Ended

                                                                        31 Dec 2003              31 Dec 2003

                                                                               GBPm                     GBPm
Group turnover                                                                  369                    1,046
Group operating profit/ (loss)                                                   12                     (21)
Loss before tax                                                                (10)                     (81)
Achieved price (excluding misc. income)                                   GBP17.6/MWh                GBP16.4/MWh
Total operating costs (excluding revalorisation)                          GBP17.2/MWh                GBP16.7/MWh



Adrian Montague, Chairman, said:



"We continue to make good progress with the Company's restructuring, with the sale of our interest in AmerGen for US$277m being the highlight of the period. Whilst a decision by the European Commission on restructuring is pending, we are focussing on improving British Energy's operational reliability and financial capability."



Management will host a conference call for analysts and investors today - 26 February 2004 - at 1600 UK time (1100 - Eastern Standard time).



The conference call can be accessed by dialling, UK dial in: 0845 113 0049, International dial in: + 44 (0) 1452 542 303, US dial in: 1 866 389 9778. There will be a replay facility for 14 days, UK Dial in: 0845 245 5205, International dial in: + 44 (0) 1452 55 00 00, Pin: 1032694#





For further information please contact:


Paul Heward                            British Energy                         01355 262201
Andrew Dowler                          Financial Dynamics                     020 7831 3113



Notes for editors



The information in this presentation is drawn from the unaudited third quarter results of British Energy for the 3 months ended 31 December 2003. This press release is a summary and reading it is not a substitute for reading the third quarter results in their entirety.





ITEM 1 : MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL CONDITION AND RESULTS OF OPERATIONS



OVERVIEW



This report contains British Energy's first publication of quarterly results.



In the following discussion the 'three-month period' or the 'quarter' refer to the three months ended 31 December 2003 and the 'nine-month period' or the ' period' refer to the nine months ended 31 December 2003 unless otherwise stated. In this discussion reference to 'British Energy' or the 'Company' are to British Energy plc. References to the 'Group' are to the Company and its subsidiaries.



British Energy continues to make good progress with its proposed restructuring, the terms of which were announced on 1 October 2003 (the 'Proposed Restructuring'). The sale of the Company's 50% interest in AmerGen to Exelon, the Group's joint venture partner, for consideration of US$277m, pending finalisation of working capital and certain other closing adjustments, was successfully completed on 22 December 2003. The sale was an important milestone and approximately GBP94m of the proceeds were used to repay fully the amounts outstanding under the revolving credit facility from the UK Government (the ' Credit Facility'). A provisional profit of GBP35m on the sale has been recognised in these accounts. As at 31 December 2003 and 24 February 2004 there were no drawings under the Credit Facility. Following its sale of AmerGen, British Energy has interests in eight nuclear power stations and one coal-fired plant in the United Kingdom.



As announced during the quarter, the Company's operating performance was adversely affected by the unplanned outages of both reactors at Heysham 1 and an extension to the statutory outage at Sizewell B. The resultant loss of output in the full year is anticipated to amount to some 3.4 TWh, equivalent to some GBP83m of lost profit contribution inclusive of imbalance costs (previously estimated at a gross cost of GBP95m, before associated fuel savings). The output lost in the three-month period was some 2.1 TWh which was equivalent to some GBP50m of lost profit contribution inclusive of imbalance costs. Sizewell B returned to service on 15 November 2003, and both units at Heysham 1 commenced their return to service on 14 February. In December 2003 the Company announced the reduction in its full year nuclear output forecast to around 65.5 TWh from the previously forecast level of 67.0 TWh, taking account of the impact of these outages, other unplanned outages in the year to date and existing allowances for unplanned outages. The Company continues to expect that total UK nuclear output will remain around 65.5 TWh for the year ended 31 March 2004. This compares with
63.8 TWh achieved in the prior year.



On 17 December 2003, the Company announced that it was taking forward plans to improve the operational performance and reliability of its nuclear plants. The first implementation stage has now commenced, with the emphasis on leadership and organisational effectiveness, and the Company will give a further update on progress at the time of its next preliminary results.



By December 2003, the market price for annual forward baseload contracts had increased by some 25% over those prevailing in March 2003. The Company did not benefit to any great extent from these increases because of the high proportion of fixed price contracts in place, which provide protection against falls in market price and were executed to meet the objectives of the Proposed Restructuring. However, the price increase has put pressure on liquidity as the Company has been required to commit cash to fund collateral for trading counterparties. Fixed price sales contracts are currently in place covering over half of planned output in 2004/05 at an average price of GBP18.7/MWh.



As at 31 December 2003 and 24 February 2004 the Company had cash, including amounts posted as collateral, amounting to GBP429m and GBP496m respectively, of which GBP338m and GBP315m were deposited as collateral in support of trading activities.



On 4 February 2004 the Company announced the settlement of a long-standing dispute with Siemens Power Generation Limited ('Siemens') whereby Siemens agreed to pay the Company GBP18.3m.



On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station. Further details are provided in the 'Contingent Liabilities' section below.



In accordance with the policy outlined and re-stated below no dividend has been declared for the period.



The Proposed Restructuring remains subject to a large number of significant uncertainties and important conditions, including receipt by the Secretary of State for Trade and Industry (the 'Secretary of State') of a satisfactory notification from the European Commission (the 'Commission') that in so far as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive this notification by mid 2004. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required.



If for any reason British Energy is unable to implement the Proposed Restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.



Key Points on Results



- The Company generated an operating profit, after exceptional operating items, of GBP12m in the three-month period and an operating loss, after exceptional operating items, of GBP21m in the nine-month period. Included in the operating results were exceptional operating items producing net charges of GBP3m and GBP27m in the three-month period and the nine-month period respectively (further detail is provided in Note 3 of the financial statements).



- Losses before tax of GBP10m and GBP81m were reported in the three-month period and nine-month period respectively.



- Nuclear output was up by 5% to 48.0 TWh in the nine-month period, compared with 45.9 TWh in the equivalent period last year. Nuclear output performance in the three-month period was down by 6% to 14.7 TWh, compared with
15.6 TWh in the equivalent period last year. The decline in the quarter was primarily attributable to unplanned outages at Heysham 1 and Sizewell B as discussed above.



- Achieved prices, excluding miscellaneous income, were GBP17.6/ MWh and GBP16.4/MWh for the three-month period and the nine-month period respectively. The higher prices achieved in the quarter primarily reflect market price seasonality.



- Total operating unit costs, excluding revalorisation (which is calculated by dividing the total UK operating costs, net of exceptional items and energy supply costs, by total output), were GBP17.2/MWh and GBP16.7/MWh for the three-month period and nine-month period respectively. The higher unit costs in the quarter were due to a high proportion of the costs being fixed in nature and incurred during a period of unplanned outages.



- Operating cash inflow, after capital expenditure, was GBP1m for the nine-month period. Net debt was reduced in the quarter by GBP167m to GBP454m, primarily as a result of the net proceeds from the sale of AmerGen.



- A contingent asset of GBP259m has been accumulated but not recognised in the financial statements for the period arising from the revised BNFL contracts, inclusive of GBP137m of benefit for fuel consumed in the nine-month period (of which GBP39m arose in the quarter).



EXPLANATORY NOTES



Certain statements in this document are 'forward-looking' statements (as defined in Section 21E of the US Securities Exchange Act of 1934).



Such forward-looking statements include, amongst others:



- Statements concerning the Proposed Restructuring and its effect on the Group's business and financial condition or results of operations.



- Other matters that are not historical facts concerning the Group's business operations, financial condition and results of operations.



These forward-looking statements involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Group's control and may cause its actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as at the date hereof, the Company is claiming the benefit of the 'safe harbour' provision contained in Section 21E of the US Securities Exchange Act of 1934.



This is the first set of quarterly results to be published by British Energy and therefore no comparative quarterly information is provided for the equivalent periods in the previous year.



The following discussion and analysis should be read in conjunction with the Financial Statements for the three and nine months ended 31 December 2003 and the Notes thereto which are included in this report. The full Financial Statements for the year ended 31 March 2003 and the Notes thereto are not included in this report but are available on the British Energy website (www.british-energy.com).



British Energy's Financial Statements have been prepared in accordance with UK GAAP. A detailed description of the differences between UK GAAP and US GAAP as they relate to the Group are set out in Note 37 of the Form 20-F for the year ended 31 March 2003 which is also available on the British Energy website.



KEY EVENTS IN THE PERIOD



Restructuring Developments



Sale of AmerGen



On 22 December 2003, British Energy completed the disposal to Exelon of its entire 50% interest in AmerGen. At closing, British Energy received consideration of US$277m subject to adjustments relating to working capital levels, stocks of unspent nuclear fuel, capital expenditures and low-level waste disposal costs. A provisional profit on the sale of GBP35m has been recognised in these accounts pending finalisation of these amounts.



Approximately GBP94m of the AmerGen disposal proceeds were used to repay in full the amounts outstanding under the Credit Facility. The remaining proceeds are being used for general working capital purposes and to fund collateral.



Following the AmerGen sale, the temporary increase in the amount of the Credit Facility to GBP275m, agreed with the Secretary of State on 27 November 2003, was reduced back to the original amount of GBP200m. The temporary increase in the amount of the Credit Facility was not utilised at any point during its period of availability.



Agreement on Terms of Proposed Restructuring



On 1 October 2003 the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group's creditors and the Secretary of State, subject to certain initial requirements for creditor approvals and sign ups being obtained by 31 October 2003. On 31 October 2003, the Company confirmed that these requirements had been satisfied.



Amendments to the Terms of the Company's Bonds and New Standstill Arrangements



On 19 December 2003 holders of each series of the Company's bonds approved amendments to the trust deed constituting the bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the agreement reached with other creditors on 1 October 2003 (the 'Creditors Restructuring Agreement'). Following formal amendment of the trust deed, a new standstill agreement has been entered into with creditors in accordance with the Creditor Restructuring Agreement.



Business Developments



Major Outages



There have been unplanned outages at Heysham 1 when both reactors were shut down on 28 October 2003. Both units commenced their return to service on 14 February. These outages were due to a cast iron pipework failure in the seawater cooling system within the turbine hall. The Company carried out inspections and decided it was necessary to replace a significant amount of cast iron pipework at Heysham 1. Where similar deficiencies exist at other stations,
plans are being formulated for further cast iron pipework replacement.    The
consequential remedial action is expected to be undertaken in a planned manner and the details will be reported at the time of the Company's preliminary results.



The statutory outage at Sizewell B was extended by approximately twelve days due to further inspections following the discovery of an unusual indication from ultrasonic inspection of two welds in the turbine steam system. This issue was resolved and the plant returned to service on 15 November 2003.



In aggregate, these recent outages resulted in lost generation of around 2.1 TWh in the period which was equivalent to some GBP50m of lost profit contribution inclusive of imbalance costs. Having taken account of these outages, other unplanned outages in the year to date and remaining allowances for unplanned outages, in December 2003 the Company announced the reduction in its full year output forecast to around 65.5 TWh, from the previously forecast level of around
67.0 TWh.



Bruce Power Disposal



Under the terms of a trust agreement (the 'Trust Agreement') entered into on 14 February 2004 in connection with the disposal of the Company's 82.4% interest in Bruce Power, additional consideration is payable to British Energy contingent upon the restart of two of the four Bruce A units.



British Energy is seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Unit 4 was restarted in October 2003 and Unit 3 was restarted in January 2004. The Company is in discussion with the Ontario Provincial Government which has indicated that it considers that the units may have restarted, for the purposes of the Trust Agreement, at later dates. None of the potential additional consideration has been recognised in the financial statements of the quarter because there are remaining uncertainties regarding its realisation and the amounts recoverable will be significantly lower than the maximum C$100m. Note 12 to the Financial Statements provides a fuller discussion.



On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station. Further details are provided in the 'Contingent Liabilities' section below.



Board Affairs



On 8 December 2003, the Company appointed Martin Gatto to the Board as Interim Finance Director, as a temporary replacement for Keith Lough who resigned his directorship on that date.



On 9 February 2004, the Company announced that John Delucca had been appointed as an Independent Non-Executive Director of the Company with immediate effect.



The Board has undertaken an evaluation of its performance as recommended in the Higgs Report and is working to be compliant with the revised Combined Code as issued by the Financial Reporting Council.



Performance Improvements



On 22 August 2003 the Company announced that it had appointed a consortium of partners led by Ove Arup and Partners International Limited. The role of the consortium is to develop and assist with the rapid deployment of a number of programmes to improve the operational reliability of the Group's nuclear plants.
  Having considered the consortium's initial recommendations, the Company is now focusing on finalising the scope of work and developing a detailed implementation plan. The Company will give a further update on the progress of these programmes at the time of our next Preliminary Results.



OTHER FACTORS AFFECTING RESULTS OF OPERATIONS



The results of operations are principally affected by changes in plant output, electricity prices and operating costs. Each of these factors is discussed below.



Plant Output



Nuclear output was 14.7 TWh (a 70% load factor) for the three-month period and
48.0 TWh (a 76% load factor) for the nine-month period. The nuclear output for the equivalent periods in 2002 was 15.6 TWh (a 74% load factor) and 45.9 TWh (a 73% load factor) respectively.



Nuclear output for the three-month period and nine-month period was lower than expected primarily due to the unplanned outages at Sizewell B and Heysham 1 which accounted for 2.1 TWh of lost output.



Output from the coal-fired power station at Eggborough was 2.6 TWh during the three-month period and 4.7 TWh for the nine-month period. For the equivalent periods in the previous year, the output was 2.4 TWh and 3.8 TWh respectively. As Eggborough is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, the Company's contracted trading position and the extent to which it is operated as cover for unplanned outages.



Electricity Prices



By December 2003, the market price for annual forward baseload contracts had increased by some 25% over those prevailing in March 2003, such that power for delivery from April 2004 was trading at between GBP21/MWh and GBP22/MWh in December 2003. In the Company's view, the rise in price reflects, among other matters, underlying increases in fossil fuel prices, a reduction in available plant capacity in the UK market and the market's view of the likely impact of the European Union's emission trading scheme which is due to commence on 1 January 2005. The increase in forward market prices referred to above has only been of limited benefit to the Company because of its largely hedged contract portfolio.



British Energy's achieved selling price (which is calculated by dividing UK turnover, net of energy supply costs and miscellaneous income, by total output during the period) was GBP17.6/MWh for the three-month period and GBP16.4/MWh for the nine-month period. The higher prices achieved in this quarter reflect market price seasonality, as lower prices generally prevail in the Summer (April
- September) when demand is lower than in the Winter (October - March).



Operating Costs



Operating costs after exceptional items were GBP357m for the three-month period and GBP1,067m for the nine-month period. These are discussed more fully later in this report in the 'Results of Operations' section.



Exceptional Operating and Financing Items



The financial results of both the three-month period and the nine-month period were affected by a number of exceptional operating and financing items. The table below summarises the impact of exceptional operating and financing items (before tax).


                                                                              Three months              Nine
                                                                                  ended 31
                                                                             December 2003      months ended
                                                                                                 31 December
                                                                                                        2003
                                                                                      GBPm              GBPm
Restructuring costs                                                                      3                40
UK decommissioning fund credit                                                           -              (13)
Exceptional items included within operating costs                                        3                27

UK decommissioning fund credit                                                        (21)              (47)
US decommissioning fund credit                                                         (8)              (22)
Interest rate swaps provision credit                                                   (2)               (5)
Exceptional items included within financing costs                                     (31)              (74)

Total net exceptional credits                                                         (28)              (47)



Exceptional operating and financing items are discussed more fully in Notes 3 and 4 to the Financial Statements.



RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED 31 DECEMBER 2003 AND FOR THE NINE MONTHS ENDED 31 DECEMBER 2003.



Group Performance



The operating results after exceptional operating items were an operating profit of GBP12m for the three-month period and a loss of GBP21m for the nine-month period.



The loss on ordinary activities before taxation was GBP10m for the three-month period and GBP81m for the nine-month period.



The discussion below will focus on the results of continuing activities for the three-month period and the nine-month period. Certain comparative figures extracted from the results of the six-month period ended 30 September 2003 (the 'six-month period') are also set out below to assist with discussion of operating trends.



Turnover



Turnover was GBP369m in the three-month period and GBP1,046m in the nine-month period, and is analysed as follows



                                                            Three months              Six               Nine
                                                                ended 31
                                                                December           months       months ended
                                                                    2003         ended 30        31 December
                                                                               September                2003
                                                                                     2003
                                                                    GBPm             GBPm               GBPm
Direct supply sales                                                  209              340                549
Wholesale generation sales                                           152              323                475
Miscellaneous income                                                   8               14                 22
                                                                     369              677              1,046



The Direct supply sales includes energy supply costs recovered from customers.



Direct Supply Sales



At 31 December 2003, the Direct Supply Business had sales contracts in place, which taken together with offtake volume achieved in the nine-month period were expected to achieve an offtake volume of 29.3 TWh for the twelve-month period to 31 March 2004. Over the nine-month period the Company has increased the Direct Supply Business sales, a consequence of which is to moderate the requirement for collateral required to support wholesale generation sales. The business had over 1,300 customers and served over 6,000 business sites. The 2003/04 contracted position at 31 December 2003 prospectively represents increases of 31% in volume over that achieved in the previous financial year. The Direct Supply Business continues to be highly rated for its customer service, having been ranked first for the eighteenth consecutive time in the quarterly survey of industrial customers carried out by the Energy Information Centre.



Wholesale Generation Sales



The level of wholesale generation sales for the quarter reflects the changing mix of sales being contracted by the Company. The GBP152m of wholesale generation sales in the quarter represented 42% of turnover excluding miscellaneous income compared to 49% in the six-month period.



Operating Costs



Total operating costs after exceptional items were GBP357m in the three-month period and GBP1,067m in the nine-month period, and are further analysed as follows:


                                                            Three months              Six               Nine
                                                                ended 31
                                                                December     months ended       months ended
                                                                    2003     30 September        31 December
                                                                                     2003               2003
                                                                    GBPm             GBPm               GBPm
Continuing activities excluding exceptional items:
Fuel                                                                 109              184                293
Material and services                                                118              262                380
Staff costs                                                           59              112                171
Depreciation                                                          11               25                 36
Energy supply costs                                                   57              103                160
                                                                     354              686              1,040
Continuing activities - exceptional items:
Materials and services                                                 3               37                 40
Amounts credited to non-operational assets                             -             (13)               (13)
                                                                       3               24                 27
Continuing activities - total costs:
Fuel                                                                 109              184                293
Materials and services                                               121              299                420
Staff costs                                                           59              112                171
Depreciation                                                          11               25                 36
Energy supply costs                                                   57              103                160
Amounts credited to non-operational assets                             -             (13)               (13)
Total operating costs                                                357              710              1,067



Fuel



Total fuel costs amounted to GBP109m in the three-month period and GBP293m for the nine-month period. Nuclear fuel costs were GBP78m for the three-month period and GBP233m for the nine-month period. The costs of coal consumed were GBP31m and GBP60m in the respective periods.



The costs of nuclear fuel in the quarter were proportionally higher when compared to the six-month period, principally reflecting the impact of station output mix and the effects of higher electricity prices on the BNFL front-end fuel contracts.



On 16 May 2003, the Company announced that it had exchanged the last of the suite of contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The front-end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The revised back-end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back-end contracts had become effective on 1 April 2003.



The financial statements for the reporting period have been drawn up on the basis of the historic BNFL contracts in respect of back-end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts. Consequently, a contingent asset of GBP259m has been accumulated, but not recognised, in the accounts for the period ended 31 December 2003 in respect of the difference in amounts payable between the revised contracts and the historic contracts. The components of the contingent asset are analysed below.


                                                                                               GBPm      GBPm

Analysis of Contingent Asset:

Principal amounts due to BNFL at 31 March 2003 under the historic contracts                               113
Amounts accrued for 9 months to 31 December 2003 under the historic contracts                   185
Less: Amounts payable for 9 months to 31 December 2003 under the revised contracts
-  Amounts paid in period                                                                      (32)
-  Amounts accrued at period end                                                               (16)
Benefit of the revised back-end contracts within the nine-month period which will be recognised upon the Proposed Restructuring
                                                                                                          137
Finance charges accrued on principal amounts stoodstill                                                     9
Contingent asset recorded at 31 December 2003 (see Note 12 to the Financial Statements)                   259



The contingent asset will be recognised upon the Proposed Restructuring together with other restructuring related adjustments.



Materials and Services



Materials and services costs comprise the operating expenses of our power stations and support functions excluding fuel costs, staff costs and depreciation. The costs during the three-month period were GBP118m and in the nine-month period were GBP380m excluding exceptional restructuring costs.



Included in materials and services is capital investment expenditure of GBP13m in the three-month period and GBP60m in the nine-month period that would previously have been capitalised as fixed assets but were expensed as operating costs following the fixed asset impairment review carried out in the year ended 31 March 2003.



The rate of costs incurred in the three-month period reduced in comparison with the six-month period. This reduction was due mainly to the phasing of Eggborough outage and capital expenditure which was incurred primarily during the six-month period.



Exceptional charges amounting to GBP3m and GBP40m were incurred in the quarter and period respectively in relation to advisory and other costs associated with the Company's Proposed Restructuring.



Staff Costs



Staff costs were GBP59m in the three-month period and GBP171m during the nine-month period.



Depreciation



Depreciation charges were GBP11m in the three-month period and GBP36m during the nine-month period. The charges for depreciation were significantly affected by the GBP3,738m write down of fixed assets at 31 March 2003 (see Note 7(ii) of the Financial Statements for the three and nine months ended 31 December 2003).



Energy Supply Costs



Energy supply costs, which mainly comprise the costs incurred for the use of the distribution and transmission systems, recovered through turnover, were GBP57m in the three-month period and were GBP160m in the nine-month period. This increase reflects the growth in the Direct Supply Business since 31 March 2003 as discussed above.



Non-operational Assets



There was an exceptional credit against non-operational assets in the nine-month period of GBP13m, all of which arose in the first six months of the year. This credit relates to the mark to market value adjustment of the UK decommissioning fund and fully reverses the write down made in the year ended 31 March 2003.



Operating Profit/(Loss)



The operating results are analysed below:


                                                              Three months              Six      Nine months
                                                                  ended 31                          ended 31
                                                                  December     months ended         December
                                                                      2003     30 September             2003
                                                                                       2003
                                                                      GBPm             GBPm             GBPm
Operating profit/(loss) before exceptional items                        15              (9)                6
Exceptional items:
  Restructuring costs                                                  (3)             (37)             (40)
  UK Decommissioning Fund                                                -               13               13
Total                                                                   12             (33)             (21)



Share of Operating (Loss)/Profit of Discontinued Joint Venture



The Group's share of the operating result of AmerGen to the date of disposal was a loss of GBP21m in the three-month period and a profit of GBP22m in the nine-month period. The operating loss for the three-month period was primarily due to problems being encountered during a planned outage at the Three Mile Island power station, beginning in October 2003, which meant that the station did not return to service until the end of December. Output from the three AmerGen power stations totalled 3.5 TWh in the three-month period and 14.1 TWh in the nine-month period. The Company's 50% share in AmerGen was sold to Exelon on 22 December 2003 as previously discussed above.



Financing Charges


                                                              Three months      Six  months      Nine months
                                                                  ended 31         ended 30         ended 31
                                                                  December        September         December
                                                                      2003             2003             2003
                                                                      GBPm             GBPm             GBPm
Revalorisation of nuclear liabilities                                   47              116              163
Revalorisation of decommissioning fund                                 (6)             (16)             (22)
Other revalorisation                                                   (1)              (1)              (2)
Total revalorisation                                                    40               99              139
Net interest expense                                                    29               25               54
Financing charges before exceptional items                              69              124              193

Exceptional interest                                                   (2)              (3)              (5)
Exceptional revalorisation                                            (29)             (40)             (69)
Total financing charges                                                 38               81              119



Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per year real from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year, and to remove the effect of pro rata discount. Similarly, a revalorisation credit arises in respect of the decommissioning fund which is calculated by applying an actuarial assessment of the long-term investment growth rate to fund contributions in order to determine the asset value to be recorded in the balance sheet. The growth rate used in the calculations is based on 3.5% per annum real.



The net revalorisation charge excluding exceptional items was GBP40m in the three-month period and GBP139m in the nine-month period. The weighted average UK inflation rate was 0.5% in the three-month period and 2.0% in the nine-month period.



In the three-month and nine-month period there were exceptional interest credits of GBP2m and GBP5m respectively in respect of interest rate swaps. In the respective periods there were exceptional credits of GBP29m and GBP69m in respect of revaluation of the decommissioning fund receivables. These are discussed more fully in Note 4 to the Financial Statements.



Taxation



There was no taxation charge on ordinary activities in either the three-month or nine-month period ended 31 December 2003.



The tax credit for the three-month period was GBP7m in respect of a decrease in the Group's liability for its share of AmerGen's taxable profits bringing the total tax charge for the nine-month period to GBP1m.



No deferred tax asset has been recognised at 31 December 2003.



The tax paid in the nine-month period relates wholly to the Group's liabilities for its share of AmerGen's taxable profits.



Loss on Ordinary Activities



As a result of the factors discussed above, there was a loss on ordinary activities after taxation for the three-month period of GBP3m and GBP82m in the nine-month period.



Loss per Share



There was a loss per share of 0.5p per share in the three-month period and a loss per share of 13.6p per share in the nine-month period.



Capital Expenditure



During both the three-month period and the nine-month period, amounts that would previously have been capitalised as fixed assets, totalling GBP13m and GBP60m respectively, were expensed as operating costs following the fixed asset impairment review carried out in the year ended 31 March 2003.



Research and Development



We support primarily scientific and engineering research activity directed toward securing further improvements in the reliability, performance and safety of our generating business and related activities. In the three-month and nine-month periods our expenditure on research and development was GBP4m and GBP10m respectively which are included within material and services costs.



LIQUIDITY AND CAPITAL RESOURCES



Restructuring Update



Following the sale of AmerGen, the Credit Facility was fully repaid and the amount of the Credit Facility reduced back to GBP200m on 24 December 2003. Further details of the Group's Proposed Restructuring are included in Note 1 to the Financial Statements.



Cash Flow from Operating Activities



The table below sets out the key components of operating cash flow for the nine-month period.


                                                                                                  Nine months
                                                                                                     ended 31
                                                                                                December 2003
                                                                                                         GBPm
Operating loss including exceptional items                                                               (21)
Exceptional items                                                                                          27
Operating profit excluding exceptional items                                                                6
Depreciation                                                                                               36
Non cash nuclear liabilities charged to operating costs                                                    96
Nuclear liabilities discharged                                                                           (45)
Movements in other provisions                                                                             (2)
Exceptional items discharged                                                                             (30)
Working capital excluding exceptional items                                                              (60)
Net cash flow from operating activities                                                                     1



The highlights in operating cash flow reflect the following:



- Payments to BNFL amounting to GBP32m (compared to GBP115m cash payments in the nine months to 31 December 2002) based on the revised contracts discussed above are included within the GBP45m movement. Also included in the movement are payments to the UK decommissioning fund of GBP13m.



- The movement in working capital of GBP60m can be attributed to movements in the balances at 31 December 2003 compared to 31 March 2003 as follows:

Within debtors:

- trade debtors increased by GBP47m due to increased prices and winter volume increases

- increase in prepayments of GBP34m mainly related to movement in pension prepayment

- decrease in taxation and social security balance recorded in debtors of GBP65m

-                      decrease in other debtors of GBP7m

Within creditors:

- increase in trade creditors of GBP10m mainly reflecting increased energy purchases

- decrease in taxation and social security balance recorded in creditors of GBP58m

-                      decrease in other creditors of GBP3m.



Returns on Investment and Servicing of Finance



The cash flow for returns on investment and servicing of finance comprises interest paid and interest received and was an outflow of GBP55m in the nine-month period due to the payment of interest on the loans and borrowings and other amounts stoodstill under the Proposed Restructuring.



Disposals



Disposals yielded a cash inflow of GBP165m in the nine-month period. This reflects the proceeds from the sale of AmerGen of approximately GBP154m, net of costs associated with the transaction. In addition, the Group received GBP9m in relation to pension related cash retentions in respect of the disposal of our interests in Bruce Power and GBP2m for the sale of the investment in Offshore Wind Power Limited.



Management of Liquid Resources



The net cash outflow due to movements in financial investments and increases in term deposits was GBP92m in the nine-month period. This reflects balances on the term deposit accounts holding the collateral amounts rising from GBP246m at 31 March 2003 to GBP338m at 31 December 2003.



Capital Resources



At 31 December 2003, total debt of GBP883m comprised:



- A project finance loan of GBP475m secured on the assets of Eggborough Power Limited ('EPL'), a subsidiary company that operates the Eggborough coal-fired power station. Amounts owed by EPL are not guaranteed by British Energy but British Energy guarantees the payment of amounts by British Energy Power and Energy Trading Limited ('BEPET') to EPL under the Capacity and Tolling Agreement ('CTA') between BEPET and EPL. The contractual amounts payable by BEPET under the CTA are calculated so as to cover EPL's borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final instalment of loan principal will be repaid in 2011. The loan currently bears interest at LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. For further details of the Proposed Restructuring see Note 1 to the Financial Statements. At 31 December 2003 the effect of the Group's interest rate contracts is to classify the borrowings as fixed rate.



- An aggregate principal amount of GBP408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of GBP110m matured in March 2003 but payment has been stoodstill as part of the arrangements in our financial restructuring.



There were no drawings under the Credit Facility at 31 December 2003 and the conditions applying to the facility are more fully discussed in Note 1 to the Financial Statements.



Future Liquidity



The Group had an available cash balance of GBP91m at 31 December 2003 along with GBP338m of cash which had been deposited in collateral bank accounts for trading purposes.



The Group's main source of liquidity is its operating businesses. Cash generation by the operating businesses is dependent upon the reliability of the Company's power stations to produce electricity, the selling price achieved for electricity, operational risk and capital investment expenditure and maintenance requirements.



The Group lost its investment grade rating in September 2002. British Energy will seek a new credit rating upon the issuance of new bonds as part of the Proposed Restructuring of the Group. The loss of investment grade rating has meant that the Group now has to provide significant levels of collateral to counter-parties in order to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to the Group. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on our cash flows.



The Credit Facility was undrawn at 31 December 2003 and 24 February 2004, and is available to the Company for working capital purposes. The Credit Facility will mature on the earliest of the date required by the Commission, 30 September 2004, and the date on which the Proposed Restructuring becomes effective, as more particularly described in Note 1 to the Financial Statements.



The Company faced short term pressures on liquidity during the quarter resulting from the combined effect of seasonality, the unplanned outages at Sizewell B and Heysham 1 and the increased levels of collateral and costs of unplanned outages brought about by the increased level of volatility in electricity prices.



The Board remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group. The Company is taking steps with a view to improving this situation (further detail is provided
in Note 1 of the Financial Statements).   The receipt of the proceeds from the
disposal of AmerGen significantly increased the Group's financial flexibility. Over the longer term, the Board is exploring initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring.



The Proposed Restructuring and, therefore, the working capital available to the Group, remain subject to a large number of significant uncertainties and important conditions. These include receipt by the Secretary of State of a satisfactory notification from the Commission that, insofar as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market ('EC Approval'). The Secretary of State expects to receive this notification by mid-2004. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required.



If the conditions to the Proposed Restructuring are not fulfilled, or if the Company's cash generating initiatives are not achieved, in each case, within the time scales envisaged or required, or if there is a material deterioration in the Group's cash flow position, performance or outlook, or if the Credit Facility ceases to be available or if the standstill arrangements which the Group has entered into with certain of its creditors are terminated, British Energy may be unable to meet its financial obligations as they fall due and consequently the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.



POST BALANCE SHEET EVENTS



On 4 February 2004, the Company announced that it had settled a long-standing dispute with Siemens relating to work done in 1996 by the former Parsons business. Under the terms of the settlement, Siemens has agreed to pay the Company GBP18.3m. The settlement includes a commitment by the Company and Siemens to develop a mutually beneficial commercial relationship under a long term supply agreement.



CONTINGENT LIABILITIES



On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.



The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has received no supporting evidence and has insufficient information to evaluate the claim fully. However, the Company expects to defend the claim.



The principal tax claim relates to the treatment of expenditure at the Bruce plant during the period of the Company's ownership which is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group which has not been recognised in the Financial Statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy expects to defend the claim and, on the basis of advice received, the Company is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the Group.



Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.



Further contingent liabilities of the Group are described in Note 13 to the Financial Statements for the period.



DIVIDEND POLICY



The Board intends to distribute to shareholders as much of the Company's available cash flow as prudently possible, consistent with the long-term development of the business. However, under the terms of the Proposed Restructuring, there are certain restrictions on the Board's ability to pay dividends, as follows:



- British Energy is required to fund a cash reserve out of the Company's post-debt service cash flow in order to support the Group's collateral and liquidity requirements post-restructuring. The initial target amount for the cash reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m (the 'Target Amount'). It is expected that, when the Proposed Restructuring is completed, the level of the cash reserves will be below the Target Amount and therefore there will be no distributions to shareholders until such times as the cash reserve is at the required level. As a result of the requirements to fund the cash reserves, the Board does not expect to pay a dividend in respect of the financial years ending 31 March 2004 and 2005;



- the terms of the Nuclear Liabilities Agreements to be entered into as part of the Proposed Restructuring also require that once the cash reserve is funded to the Target Amount, British Energy must make Cash Sweep Payments to the Nuclear Liabilities Fund ('NLF'). The NLF Cash Sweep Payment is initially defined as 65% of the movement in cash, cash equivalents and other liquid assets during the year after adjusting for, among other things, certain payments made to the NLF or dividends paid in the year. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders;



- the terms of the new bonds to be issued as part of the Proposed Restructuring contain certain covenants, including a restriction that allows British Energy to pay a dividend only if no event of default has occurred; and



-                  the Company must have distributable reserves.



ITEM 2 : QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



The following discussions about the British Energy risk management activities include 'forward-looking' statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.



The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by British Energy at 31 December 2003, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets. The Group uses derivative instruments to hedge the primary market exposures associated with the underlying assets, liabilities and committed transactions. None of the instruments entered into is leveraged or held for speculative purposes.



FINANCIAL INSTRUMENTS AND RISK MANAGEMENT



Overview



The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of our electricity. There is also an exposure to risks associated with fluctuations in the equity markets through the Decommissioning Fund and Pension Schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board of Directors. Each of these risks is discussed in more detail below.



Electricity trading risks are managed by the Power and Energy Trading Division. The Power and Energy Trading Division operate within policies and procedures which are approved by the Board and monitored by a sub-committee of the Executive Committee.



Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (the 'Treasury Department'). The Treasury Department operates within policies and procedures approved by the Board. The Treasury Department uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both the Treasury Department and the Power and Energy Trading Division are subject to regular scrutiny from our internal auditors.



Interest Rate Risk Management



The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.



Eggborough related derivative agreements (nominal amount of GBP398m as at 31 March 2003) have been amended post 31 March 2003 as part of the Proposed Restructuring process. The effect has been to fix future interest payments under the swaps from October 2004 onwards.



At 31 December 2003 the total of investments in liquid funds and cash at bank amounted to GBP429m, and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 31 December 2003 the term deposits and money market funds not used to fund collateral were due to mature or were available within one day and earned interest at an average rate of 3.5%. Term deposits, money market funds and bank balances at 31 December 2003 include GBP338m of cash which has been deposited in collateral bank accounts and earned interest at an average rate of 2.8%. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.



As the deposit terms are short term, the carrying value at 31 December 2003 approximates to the fair market value.



Foreign Exchange Risk Management



There are potential future foreign currency receivables in respect of amounts outstanding from the sale of Bruce Power and AmerGen. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.



At 31 December 2003 there were no foreign exchange contracts in place.



In addition, at 31 March 2003, there were deferred losses of GBP2m accounted for as part of stock which arose on the rollover of maturing forward contracts used for hedging the future purchase of nuclear fuel prior to and including the year ended 31 March 2003. See Note 20 to our consolidated Financial Statements as at 31 March 2003.



Electricity Trading Risk Management



Trading activities relate principally to supporting our generation business.
The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders, with the principal objective of increasing the return on assets while hedging the market risk associated with the output of the plants.



Under NETA in England and Wales any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavourable prices. British Energy aims to sell all planned nuclear output forward and to minimise exposure to the balancing mechanism.



The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts with a variety of terms.



Eggborough provides a flexible generation capability which fulfils three purposes designed to enhance our profitability. Firstly, it provides a means for compensating for unplanned lost output from nuclear units at short notice; secondly it provides the capability to profile the generation shape to meet the requirements of both wholesale and Direct Supply Business customers; and thirdly, it provides a flexible capability that is offered to the system operator via the balancing mechanism.



Output from the two stations in Scotland will continue to be sold under the terms of the Nuclear Energy Agreement to Scottish Power and Scottish and Southern Energy until April 2006, or the introduction of British Electricity Transmission and Trading Arrangements, whichever is earlier.



Following a review of the management structure of BEPET, an independent Risk Measurement and Controls Manager is to be appointed, reporting directly to the Group Treasurer.



British Energy's policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. Electricity trading activities are strictly monitored by a sub-committee of the Executive Committee and controlled through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures.



Equity Risk Management



The UK decommissioning fund was established to provide for the eventual decommissioning of the UK nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between us and the UK decommissioning fund and are invested by the trustees of the UK decommissioning fund in UK marketable fixed income debt, equity securities and property. British Energy is ultimately responsible for contributions to the UK decommissioning fund. Therefore, the level of future contributions, which are reviewed every five years in conjunction with the review of ultimate decommissioning costs, depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the UK decommissioning fund and then invested in debt and equity securities.



The UK decommissioning fund included debt and equity securities with market values of GBP45m and GBP384m respectively at 31 December 2003.



The balance on the UK decommissioning fund was recorded in the balance sheet at GBP429m at 31 December 2003 which approximates to its market value.



The Group reported a deficit of GBP352m on its employee pension schemes, on an FRS17 basis, in its financial statements at 31 March 2003. At that date the pension schemes' assets were valued at GBP1,525m of which GBP1,316m which was held in equities and bonds. The level of employer contribution to the schemes will be re-assessed at the next triennial actuarial valuation which will be carried out as at 31 March 2004. The level of re-assessed contribution will depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested. At 31 December 2003 the pension schemes' assets were valued at GBP1,791m. The growth in the value since 31 March 2003 will not necessarily have a corresponding impact on the FRS17 deficit noted above as it is only one of the factors influencing the pension scheme deficit calculation.



ITEM 3 : CONTROLS AND PROCEDURES



The management of British Energy, including the Chief Executive Officer and Interim Finance Director, have evaluated the effectiveness of the Group's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and concluded that, as of the end of the period covered by this report, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion. The required information was effectively recorded, processed, summarised and reported within the time period necessary to prepare this report. British Energy's disclosure controls and procedures are effective in ensuring that information required to be disclosed in British Energy's reports under the Exchange Act are accumulated and communicated to management, including the Chief Executive Officer and the Interim Finance Director, as appropriate to allow timely decisions regarding required disclosure. There have been no significant changes in British Energy's internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, British Energy's internal controls over financial reporting.



                               BRITISH ENERGY PLC


        RESULTS FOR THE THREE MONTHS AND NINE MONTHS TO 31 DECEMBER 2003



GROUP PROFIT AND LOSS ACCOUNT

FOR THE THREE MONTHS AND NINE MONTHS ENDED 31 DECEMBER 2003 (unaudited)


                                                                        Total Group Results
                                                                3 months        9 months            Year
                                                                   ended           ended           ended
                                                    Notes      31 Dec 03       31 Dec 03       31 Mar 03
                                                                    GBPm            GBPm            GBPm
Turnover:

Group and share of discontinued joint venture
turnover                                                             395           1,190           2,074
Exceptional income                                    2                -               -              41
Group and share of discontinued joint venture
turnover including exceptional income
                                                                     395           1,190           2,115
Less: share of turnover in discontinued joint                       (26)           (144)           (212)
venture

Continuing activities                                 2              369           1,046           1,528
Discontinued activities                               2                -               -             375
Group Turnover                                        2              369           1,046           1,903

Operating costs before exceptional items              3            (354)         (1,040)         (1,758)
Exceptional operating items                           3              (3)            (27)         (3,947)
Operating costs after exceptional items                            (357)         (1,067)         (5,705)
Operating profit/(loss):

Continuing activities                                 2               12            (21)         (3,899)
Discontinued activities                               2                -               -              97
Operating profit/(loss)                               2               12            (21)         (3,802)
Share of operating (loss)/profit of discontinued
joint venture                                         7             (21)              22              43
Operating (loss)/profit:  Group and share of
discontinued joint venture
                                                                     (9)               1         (3,759)
Gain/(loss) on sale of joint venture and              7               37              37            (35)
businesses
Financing (charges)/credits:
Revalorisation and net interest                       4             (69)           (193)           (277)
Exceptional financing credits/(charges)               4                2               5            (62)
Exceptional revalorisation credits/(charges)          4               29              69           (159)
Loss on ordinary activities before taxation                         (10)            (81)         (4,292)

Taxation on loss on ordinary activities               5                -               -             378
Share of taxation for joint venture                   5                7             (1)            (10)
Loss on ordinary activities after taxation                           (3)            (82)         (3,924)

Minority interest                                                      -               -            (17)
Loss for the period attributable to shareholders                     (3)            (82)         (3,941)


Loss per share (p):
Basic                                                 6            (0.5)          (13.6)         (654.7)






GROUP BALANCE SHEET

AS AT 31 DECEMBER 2003 (unaudited)


                                                                       Notes       31 Dec 03        31 Mar 03
                                                                                        GBPm             GBPm
Fixed assets
Tangible assets and investments                                          7               656              763

Current assets
Decommissioning fund                                                                     429              334
Stocks                                                                                   361              360
Debtors                                                                                  387              387
Investments - liquid funds                                               11              338              246
Cash at bank                                                                              91               87
                                                                                       1,606            1,414
Creditors: amounts falling due within one year                           8           (1,368)          (1,185)

Net current assets                                                                       238              229

Total assets less current liabilities                                                    894              992

Creditors: amounts falling due after more than one year                  8           (2,585)          (2,640)
Provisions for liabilities and charges                                   8           (1,793)          (1,735)
Net liabilities                                                                      (3,484)          (3,383)

Capital and reserves
Called up equity share capital                                                           277              277
Share premium                                                                             76               76
Capital redemption reserve                                                               350              350
Profit and loss account                                                              (4,280)          (4,179)
Equity shareholders' deficit                                                         (3,577)          (3,476)
Non-equity shareholders' funds                                                            93               93
                                                                                     (3,484)          (3,383)




GROUP CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED 31 DECEMBER 2003 (unaudited)


                                                                                   9 months             Year
                                                                                      ended            ended
                                                                        Note      31 Dec 03        31 Mar 03
                                                                                       GBPm             GBPm

Net cash inflow from operating activities                                 9               1              336

Returns on investment and servicing of finance                                         (55)             (84)

Taxation (paid)/received                                                  5            (15)                3

Capital expenditure and financial investment                                              -            (282)

Disposals                                                                 7             165              262

Equity dividends paid                                                                     -             (31)

Management of liquid resources                                           10            (92)             (37)

Financing                                                                                 -             (80)

Increase in cash                                                         10               4               87








STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE NINE MONTHS ENDED 31 DECEMBER 2003 (unaudited)


                                                                                    9 months             Year
                                                                                       ended            Ended
                                                                                   31 Dec 03        31 Mar 03
                                                                                        GBPm             GBPm

Loss for the period                                                                     (82)          (3,941)

Translation differences on foreign currency net investments                             (19)             (25)

Total recognised losses since last report                                              (101)          (3,966)




NOTES TO THE FINANCIAL STATEMENTS



1.             BASIS OF PREPARATION



(i)            Introduction



These quarterly financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group financial statements for the year ended 31 March 2003. This is the first set of quarterly results to be published by British Energy and therefore no comparative information is provided for the previous period. In accordance with the requirements of the Listing Rules for Interim Financial Information, comparative information will be included in the quarterly results from 30 September 2004 as appropriate. In the following discussion British Energy plc is referred to as ' British Energy' or 'the Company' and 'the Group' refers to the Company and its subsidiaries.



Fixed annual charges are apportioned to the quarterly period on the basis of time elapsed. Other expenses are accrued in accordance with the same principles used in the preparation of the annual accounts.



On 14 February 2003, the Group disposed of its stake in Bruce Power and Huron Wind, therefore, their results up to the point of disposal have been classified as discontinued operations within prior reporting periods. On 22 December 2003, the Group disposed of its 50% interest in AmerGen Energy Company LLC (' AmerGen'), therefore, its results up to the point of disposal have been classified as discontinued joint venture operations within prior reporting periods. All other activities of the Group have been shown as continuing activities.



The financial statements for the three months and nine months ended 31 December 2003 are unaudited but have been formally reviewed by the auditors and their report to the Company is set out below. The figures for the year ended 31 March 2003 have been extracted from the full financial statements for that year, which have been delivered to the Registrar of Companies. The report of the auditors on these accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985. The auditors' report included within the Report and Accounts of the Group for the year ended 31 March 2003 includes a reference to a fundamental uncertainty in respect of the going concern basis of the Group. The quarterly financial statements were approved by the Board of Directors on 25 February 2004.



(ii)           Background to Proposed Restructuring



Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the UK Government granted the Company a credit facility of up to GBP410m (the 'Credit Facility') to provide working capital for British Energy's immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the UK Government had agreed to extend a revised Credit Facility for up to GBP650m until 29 November 2002 to give the Company sufficient opportunity to develop a restructuring plan. The Credit Facility is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited ('EPL')) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Credit Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the 'Secretary of State') provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.



On 28 November 2002 British Energy announced that the Credit Facility had been further extended until 9 March 2003.



On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:



(a) the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal fired power station (the 'Eggborough Banks'), The Royal Bank of Scotland plc ('RBS') as provider of a letter of credit to the Eggborough Banks, our significant trade creditors, Teesside Power Limited ('TPL'), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) ('Total') and Enron Capital & Trade Europe Finance LLC ('Enron') (TPL, Total (which has subsequently transferred its interest to Deutsche Bank) and Enron (which has also subsequently transferred its interest to Deutsche Bank) being collectively referred to as the 'Significant Creditors') and British Nuclear Fuels plc ('BNFL'); and



(b) the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited ('BEG'), British Energy Generation (UK) Limited ('BEGUK') and certain holders of British Energy bonds due in 2003, 2006 and 2016 (collectively the 'Bondholders').



On 7 March 2003 British Energy announced that the UK Government had agreed to extend the Credit Facility in the reduced amount of GBP200m, such that it would mature on the earliest of (1) 30 September 2004, (2) the date on which the proposed restructuring, as outlined in (iii) below, (the 'Proposed Restructuring') becomes effective and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Credit Facility are required as a result of a European Commission (the ' Commission') decision or an obligation under EC law (the 'Final Maturity Date').
  In the meantime the Secretary of State may require repayment of the Credit Facility if she concludes that the Proposed Restructuring cannot be completed in the manner or time scales envisaged.



Completion of the Proposed Restructuring is subject to a number of initial conditions including, amongst other things, the receipt by the Secretary of State of a satisfactory notification from the Commission that insofar as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market ('EC Approval'). The Secretary of State expects to receive this notification by mid 2004.



The Group's ability to provide alternative credit support to parent company guarantees for our trading operations is, and may until receipt of EC Approval, be subject to continued support pursuant to the Credit Facility. We have retained a trading relationship with a high proportion of our existing contracted counter-parties during the period since our announcement of 5 September 2002, although in most cases we have been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on our cash flows.



The Company agreed the proposed disposal of its 50% interest in AmerGen to Exelon Generation Company LLC ('Exelon') in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on 22 December 2003.



The Credit Facility was temporarily increased to GBP275m on 27 November 2003. The additional GBP75m ceased to be available on the Group's receipt of the proceeds from the sale of AmerGen on 23 December 2003.



On 19 December 2003 Bondholders approved amendments to the trust deed constituting the bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement (see below). Following formal amendment of the trust deed, a new standstill agreement has been entered into with creditors in accordance with the Creditor Restructuring Agreement.



The Company faced short term pressures on liquidity during the quarter resulting from the combined effect of seasonality, the unplanned outages at Sizewell B and Heysham 1 and the increased levels of collateral and costs of unplanned outages brought about by the increased level of volatility in electricity prices.



Over the longer term the Board is exploring initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring, including investigating the availability of third party financing.



(iii)         Terms of the Proposed Restructuring



On 1 October 2003, the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group's creditors and the Secretary of State. The restructuring proposals are set out in:



(a) the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy's Bondholders and BNFL (as amended by a side letter entered into on 31 October
2003) (the 'Creditor Restructuring Agreement'); and



(b) the Government Restructuring Agreement dated as of 1 October 2003 entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited ('BEPET'), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited ('NLF')) and the trustees of the Nuclear Trust (the 'Government Restructuring Agreement').



The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By 31 October 2003 all these requirements had been satisfied as follows:



(a) bondholders representing in aggregate with RBS 88.8% of the combined amount owing to the Bondholders and RBS had signed up to the Proposed Restructuring;



(b) the terms of the Proposed Restructuring had been approved by the credit committee of RBS; and



(c) all of the lenders and swap providers comprising the Eggborough Banks had signed up to the Proposed Restructuring with full credit committee approvals.



The Proposed Restructuring is based on the heads of terms signed on 14 February 2003.



The principal features of the Proposed Restructuring include:



- compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks in exchange for new bonds and new ordinary shares and settling new arrangements for Eggborough;



- the amendment and extension of the BNFL contracts for front-end and back-end related fuel services for the Group's AGR stations announced on 16 May 2003 and the implementation of a new trading strategy;



- establishing the NLF for uncontracted nuclear liabilities and decommissioning costs to which British Energy would make initial and ongoing contributions;



- the Government funding liabilities relating to historic spent fuel and any shortfall in the NLF.



Creditor Restructuring Agreement



Completion of the Proposed Restructuring is subject to a number of initial conditions including, amongst other things, the receipt by the Secretary of State of notification of a satisfactory decision by the European Commission that insofar as the proposals involve the grant of State Aid by the UK Government, such as aid is compatible with the common market. The Secretary of State expects to receive this notification by mid 2004.



In addition to receipt of the EC Approval discussed above, the Proposed Restructuring is also conditional upon there being no material adverse change. For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the new bonds, the new ordinary shares (to be issued as part of the Proposed Restructuring), the CTA Global Bond to be held by EPL (the 'CTA Global Bond') or the new Eggborough arrangements.



Under the terms of the Creditor Restructuring Agreement the creditors have agreed (subject to certain conditions) to extinguish their existing claims against the Group in exchange for GBP275m of new bonds, GBP150m of bond equivalent payments by means of the CTA Global Bond and at least 97.5% of the issued ordinary shares of the new parent company of the Group ('Newco 1').



In addition, the Eggborough Banks, as creditors with security over the assets and shares in EPL, have agreed (subject to certain conditions) to replace their existing secured claims with a right to payments under an Amended and Restated Credit Agreement (the 'Amended Credit Agreement') having a payment profile equivalent to GBP150m of new bonds secured over the assets and shares in EPL. The Eggborough Banks will also have an option to acquire the Eggborough station either through a share or asset purchase in 2010 upon payment of an approximate GBP104m break fee and the extinguishment of the principal then outstanding under the Amended Credit Agreement. This option may be accelerated in the event of a default under the Amended Credit Agreement. The security over the assets and shares in EPL under the Amended Credit Agreement will secure both the GBP150m bond-equivalent payments and, through an indemnity for non-performance, the option acceleration.



As part of the Proposed Restructuring, the Company proposes to cancel its existing ordinary shares of 4428/43 pence each and A shares of 60 pence each under a scheme of arrangement with shareholders (the 'Members' Scheme'), and issue new ordinary shares in Newco 1 equal to 2.5% of the issued share capital of Newco 1 to shareholders immediately following implementation of the Proposed Restructuring as well as warrants to subscribe for a maximum of 5.0% of Newco 1's fully diluted share capital (excluding the impact of conversion of the NLF Cash Sweep Payment (see section entitled 'Government Restructuring Agreement' below)) immediately following implementation of the Proposed Restructuring. The subscription price for the warrants is GBP28.95m in aggregate, equivalent to an equity market capitalisation of the Group of GBP550m following implementation of the Proposed Restructuring. This will result in a very significant dilution of the holdings of the existing shareholders. If the shareholders do not approve the Members' Scheme or for any other reason the Members' Scheme is not implemented, but shareholders instead vote in favour of the Company selling all its business and assets to a directly wholly-owned subsidiary of Newco 1 ('Newco 2'), they will receive only the warrants. If the shareholders do not vote in favour of either proposal, they will receive no shares or warrants.



The Creditor Restructuring Agreement and ancillary agreements restrict the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the 'Consenting Bondholders') and BNFL (together the 'Consenting Creditors') from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy during the period of the standstill until the earliest of;



(a) 12 noon on the earlier of 31 January 2005 and the date falling 120 days after the satisfaction of the initial conditions to the Proposed Restructuring (the 'Restructuring Longstop Date');



(b) termination of the Creditor Restructuring Agreement, the standstill arrangements or the Bondholder Restructuring Agreement in accordance with their terms; or



(c)           the completion of the Proposed Restructuring (the 'Standstill
Period').



Under the standstill arrangements, RBS, the Eggborough Banks, Significant Creditors and Bondholders are to be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid to Bondholders and the Eggborough Banks in accordance with existing arrangements. The terms of the bonds were amended in March 2003 for interest to be paid on a six monthly rather than an annual basis. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.



Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a termination event. The termination events include, inter alia, certain insolvency events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Credit Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate and vice versa.



The Creditor Restructuring Agreement also contains certain covenants by British Energy for the benefit of the Consenting Creditors that have signed it, including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity and a negative pledge.



Government Restructuring Agreement



The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the Group and, in certain cases, the NLF, which affect the proposals regarding the manner in which the decommissioning and other uncontracted liabilities of the Group are to be funded and the agreements relating to the funding of certain of the contracted nuclear liabilities of the Group (the 'Nuclear Liabilities Agreements'). It also effects some further amendments to the Credit Facility. As noted above the Credit Facility will terminate (unless previously extended) on the Final Maturity Date.



Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring (including as the holder of a number of special shares), and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, inter alia:



- the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Longstop Date;



- the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including Newco 1 and Newco
2) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);



-         there being no continuing event of default under the Credit
Facility;



- receipt by the Secretary of State of copies of letters from the Group's auditors and financial advisers giving the confirmations referred to in the terms of Rule 2.18 of the UKLA Listing rules without qualification (whether or not Newco 1 is to be listed on the Official List of the UKLA);



- the representations and warranties given by the members of the Group in the Government Restructuring Agreement being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and



- there being no breach of any undertaking given by any member of the Group under the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.



If any of the conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Longstop Date, the Government Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement) occurs at any time before the order sanctioning the scheme of arrangement to be proposed by the Company to RBS and the Bondholders is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.



Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement, the NLF will assume financial responsibility for discharging certain of the Group's uncontracted nuclear liabilities and the costs of decommissioning the Group's nuclear power stations, and the Secretary of State will assume financial responsibility for certain of the Group's contracted nuclear liabilities and any shortfall in the NLF. In consideration for this assumption of financial responsibility, Newco 2 will issue GBP275m in new bonds to the NLF. In addition, members of the Group will make the following payments to the NLF; (i) fixed decommissioning contributions of GBP20m per annum (indexed to RPI and tapering as stations are scheduled to close); (ii) GBP150,000 (indexed to RPI) for every tonne of fuel loaded into the Sizewell B reactor after completion of the Proposed Restructuring; and (iii) an annual contribution equal to a percentage of the Group's adjusted cash flow (initially, and not to exceed, 65% subject to adjustment) (the 'NLF Cash Sweep Payment').



The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in Newco 1 equal to the same percentage of the thereby enlarged issued share capital. Although the NLF will receive convertible ordinary shares equal to the then prevailing NLF Cash Sweep Payment percentage (again subject to a maximum of 65%) the terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares to a maximum of 29.9% of the voting rights in the Company. The convertible ordinary shares may be converted into ordinary shares (with no restrictions on voting rights) at the election of the NLF, or automatically on their transfer by the NLF.



In addition, under the Nuclear Liabilities Agreements British Energy is required to establish and maintain cash reserves to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet other working capital requirements (the 'Cash Reserve'). The initial target amount for the Cash Reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m.



The above is a summary only and investors and others are strongly advised to read the entire announcement which was issued by the Company on 1 October 2003, which contains additional important information not included in this summary.



(iv)          Principles Underlying Going Concern Assumption



Notwithstanding the statements within the 'Future Liquidity' section of the Management's Discussion and Analysis, the financial statements have been prepared on a going concern basis in accordance with FRS18, because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the time-scales envisaged or required and the continuation of the standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Credit Facility and there being no material deterioration in the Group's cash flow position, performance or outlook. This assumption is, therefore, subject to a large number of significant uncertainties and important conditions.



If for any reason British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.



2.             TURNOVER AND OPERATING PROFIT


                                                             3 months          9 months              Year
                                                                ended             ended             ended
                                                            31 Dec 03         31 Dec 03         31 Mar 03
(a)   Turnover and output                                         TWh               TWh               TWh

Output
      United Kingdom                                             17.3              52.7              69.5
      Canada (discontinued)                                         -                 -              19.2
                                                                 17.3              52.7              88.7



Continuing activities:                                           GBPm              GBPm              GBPm
United Kingdom
      Wholesale generation sales                                  152               475               852
      Direct supply sales                                         209               549               603
      Turnover from continuing activities excluding
      exceptional credits and miscellaneous income
                                                                  361             1,024             1,455
      Miscellaneous income                                          8                22                32
      Exceptional income                                            -                 -                41
Turnover from continuing activities                               369             1,046             1,528
Discontinued activities: Canada                                     -                 -               375
Total turnover                                                    369             1,046             1,903



In the year ended 31 March 2003 the Company agreed revised terms for the Nuclear Energy Agreement ('NEA') with Scottish Power and Scottish and Southern Energy which resulted in the release of GBP41m in respect of cash previously received, and was reported as an exceptional item in the 2002/03 results.



(b)  Operating Profit/(Loss)



A geographical analysis of operating profit including exceptional operating items is as follows.


                                                                    3 months         9 months             Year
                                                                       ended            ended            Ended
                                                                   31 Dec 03        31 Dec 03        31 Mar 03
                                                                        GBPm             GBPm             GBPm

   United Kingdom                                                         12             (21)          (3,899)
   Canada                                                                  -                -               97
                                                                          12             (21)          (3,802)


3.   OPERATING COSTS


                                                                    3 months         9 months             Year
                                                                       ended            ended            Ended
                                                                   31 Dec 03        31 Dec 03        31 Mar 03
                                                                        GBPm             GBPm             GBPm
Continuing Activities
  Fuel                                                                   109              293              371
  Materials and services                                                 118              380              425
  Staff costs                                                             59              171              227
  Depreciation                                                            11               36              273
                                                                         297              880            1,296
  Energy supply costs                                                     57              160              184
                                                                         354            1,040            1,480

Discontinued Activities
  Fuel                                                                     -                -               17
  Materials and services                                                   -                -              143
  Staff costs                                                              -                -              111
  Depreciation                                                             -                -                7
                                                                           -                -              278
Total operating costs                                                    354            1,040            1,758

Exceptional operating items
  Materials and services                                                   3               40               94
  Depreciation                                                             -                -            3,738
  Amounts (credited)/written off non-operational assets                    -             (13)              115
                                                                           3               27            3,947

Analysis of exceptional items
  Restructuring costs                                                      3               40               35
  Stock obsolescence                                                       -                -               57
  Onerous trading contracts                                                -                -                2
  Fixed asset write down                                                   -                -            3,738
  Investments in own shares write down                                     -                -              102
  UK decommissioning fund (credit)/write down                              -             (13)               13

                                                                           3               27            3,947



There were exceptional materials and services costs in respect of advisory fees and other costs associated with restructuring the Group's activities. Costs of GBP3m and GBP40m were incurred within the three months and nine months ended 31 December 2003 respectively.



At 31 December 2003 the market value of the UK decommissioning fund had increased to GBP429m (31 March 2003: GBP334m), thereby necessitating exceptional credits of GBP60m in the nine months ended 31 December 2003. The GBP60m included a GBP13m exceptional credit to reverse the write down of non-operational assets made in the year ended 31 March 2003. The remaining balance of the restatement to market value of GBP47m has been dealt with as an exceptional financing credit to reverse previously written down revalorisation amounts (see Note 4). The remaining movements on the UK decommissioning fund relate to revalorisation of GBP22m and regular contributions of GBP13m.



Exceptional operating costs amounting to GBP3,947m were reported for the year ended 31 March 2003. These amounts are further explained as follows:



- Charges incurred on advisory fees and other costs associated with the restructuring of the Group's activities of GBP35m in the year ended 31 March 2003.



- A charge of GBP57m in the year ended 31 March 2003 to provide for obsolete stores and spares.



- A charge of GBP2m for the year to 31 March 2003 to provide for the onerous pre-New Electricity Trading Arrangements ('NETA') contracts with TPL, Total and Enron.



- Exceptional depreciation charge of GBP3,738m in the year ended 31 March 2003 in respect of a review of economic values and net realisable values of fixed assets (see note 7(ii)).



- A write down of GBP102m in the year ended 31 March 2003 to reflect permanent diminution in the value of own shares held in employee trusts.



- The investments held within the UK decommissioning fund were written down to reflect a reduction in market value, resulting in a charge for the year to 31 March 2003 of GBP13m.



4.             FINANCING CHARGES/(CREDITS)


                                                                  3 months         9 months             Year
                                                                     ended            ended            ended
                                                                 31 Dec 03        31 Dec 03        31 Mar 03
                                                                      GBPm             GBPm             GBPm
Revalorisation of nuclear liabilities
   changes in price levels                                              17               74              117
   release of discount for the period                                   30               89              111
                                                                        47              163              228
Revalorisation of other provisions                                       -                -               10
Revalorisation of decommissioning fund                                 (6)             (22)             (29)
Share of revalorisation of discontinued joint venture                  (1)              (2)              (4)
Revalorisation charge before exceptional items                          40              139              205
Interest payable less receivable                                        29               54               72
Total financing charges prior to exceptional (credits)/
charges
                                                                        69              193              277
Exceptional revalorisation (credits)/charges                          (29)             (69)              159
                                                                        40              124              436
Exceptional interest and other financing (credits)/charges             (2)              (5)               62
                                                                        38              119              498



At 31 December 2003 the market value of the UK decommissioning fund had increased to GBP429m (31 March 2003: GBP334m), thereby necessitating an exceptional credit of GBP60m in the nine months ended 31 December 2003 to reverse previously written-down amounts, GBP21m of which relates to the three months ended 31 December 2003. The market value remains below the amount which would have been calculated by revalorising on an actuarial basis the total amounts which have been invested in the fund. As a result of the UK decommissioning fund receivable being restated at market value, a GBP13m exceptional credit has been recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of GBP21m and GBP47m have been recorded in finance charges for the three months and the nine months ended 31 December 2003 to reverse the prior write-down of previous revalorisation.



The market value of the AmerGen decommissioning fund had also increased over the period to 21 December 2003, and the British Energy share of the exceptional credit was GBP8m in the three months ended 31 December 2003 and GBP22m in the nine months ended 31 December 2003.



At 31 December 2003 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value. The resultant exceptional credit is GBP2m for the three months ended 31 December 2003 and GBP5m for the nine months ended 31 December 2003.



At 31 March 2003 the market value of the UK decommissioning fund was lower than the value that would have been derived from revalorising the cost of the investment. The difference was GBP124m of which GBP111m was recognised as an exceptional financing charge with the remainder classified as write-offs of non-operational assets. At 31 March 2003 the British Energy share of the adjustment required to reduce the AmerGen decommissioning fund to market value was a charge of GBP48m.



An exceptional charge of GBP56m was recognised for the year ended 31 March 2003 for interest rate swaps. In addition an exceptional charge of GBP6m was recorded for the write off of borrowing costs which had been previously capitalised and were being amortised over the expected duration of the loan financing the acquisition of the Eggborough power station.



5.     TAXATION


                                                                  3 months         9 months             Year
                                                                     ended            ended            ended
                                                                 31 Dec 03        31 Dec 03        31 Mar 03
                                                                      GBPm             GBPm             GBPm
Tax on results excluding exceptional items                               7              (1)              (2)
Tax on exceptional items                                                 -                -              370
                                                                         7              (1)              368


The tax credit for the three months ended 31 December 2003 comprised an overseas tax credit of GBP7m in respect of a decrease in the Group's liability for its share of AmerGen's taxable profits.



The tax charge for the nine months ended 31 December 2003 comprised an overseas tax charge of GBP1m in respect of the Group's liability for its share of AmerGen's taxable profits.



The exceptional tax credit for the year ended 31 March 2003 of GBP370m relates to a deferred taxation credit on exceptional items of GBP520m offset by the de-recognition of the deferred taxation asset of GBP150m.



The tax paid of GBP15m in the period relates wholly to the Group's liability for its share of AmerGen's taxable profits. In the year ended 31 March 2003 the net tax refund of GBP3m comprised tax paid of GBP10m in respect of AmerGen and Bruce Power offset by a UK tax refund of GBP13m.



6.             LOSS PER SHARE



The loss per share for the period has been calculated by dividing the loss on ordinary activities after taxation, minority interests and non-equity dividends by the weighted average of ordinary shares in issue during the period, based on the following information:


                                                                  3 months         9 months             Year
                                                                     ended            ended            ended
                                                                 31 Dec 03        31 Dec 03        31 Mar 03

Loss for the period (GBPmillion)                                         3               82            3,941
Basic weighted average share capital (number of shares,
million)                                                               602              602              602



7.             FIXED ASSETS



(i)            Investment in Own Shares



Tangible assets and investments includes amounts in respect of own shares held in trust to satisfy obligations under share options granted to Directors and employees of the Company.



As at 31 December 2003 the British Energy Employee Share Trust held 21,734,839 ordinary shares at an average cost of GBP4.68 for a total consideration of GBP101m. The Qualifying Employee Share Trust ('QUEST') held 5,292,103 ordinary shares at a cost of GBP5.32 per share (GBP28m) and 19,165,471 'A' shares at a cost of 60p per share (GBP11m).



The book value of the shares held by the employee trusts was written down to their market value of GBP2m in the financial statements for the year ended 31 March 2003 based on share valuations of 3.75p per ordinary share and 3p per 'A' share to recognise the diminution in value due to the deterioration of the long-term prospects of the Company.



(ii)           Carrying Value of Fixed Assets



The Directors reviewed the economic values and net realisable values of the Group's fixed assets at 31 March 2003 and compared them to their book value. As a result of this review the carrying value of fixed assets was written down by GBP3,738m.



The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of Eggborough was based on an assessment of net realisable value.



The electricity price assumptions were a very significant component of the asset value calculation. The Directors considered the market's views on future prices of wholesale electricity and also the forecasts specifically commissioned for the Company. In determining the price assumptions the Directors took a cautious view on there being a significant recovery in prices. As market prices are outside the Directors' control actual prices may differ from those forecast.



The Directors will review the economic assumptions underlying the calculation of fixed asset carrying values at 31 March 2004 in line with the requirements of FRS11, and make revisions as appropriate.



(iii)         Sale of Investments



On 22 December 2003 the Group completed the sale of its 50% interest in AmerGen to Exelon.



The Group received initial consideration of US$277m upon financial close on 22 December 2003 prior to adjustments relating to working capital levels, stocks of unspent nuclear fuel, capital expenditures and low level waste disposal costs to be determined at the time of closing. The gain on sale calculated below is a provisional estimate pending receipt of financial statements drawn up as at the date of financial close.



On 23 December 2003 the Group sold its 50% equity interest in Offshore Wind Power Limited ('Offshore Wind') to GB Gas Holdings Limited, a wholly owned subsidiary of Centrica plc, for an up front cash consideration of GBP2m and deferred consideration of up to GBP750,000 has not been recognised in these accounts (net book value GBPnil).



The cash receipt of GBP9m in relation to Bruce Power was accounted for in the year ended 31 March 2003 as an adjusting post balance sheet event.



The profit arising from the disposal and cash consideration, which has been recognised in these accounts are analysed as follows:


                                                           Bruce                         Offshore
                                                           Power
                                                                          AmerGen            Wind       Total
                                                            GBPm             GBPm            GBPm        GBPm
Net assets sold:
Net assets disposed                                            -              112               -         112

Accounted for by:
Cash consideration net of transaction costs and break
fee                                                            -              147               2         149
Gain on sale of joint venture and businesses                   -               35               2          37

Net cash flow

Cash consideration net of transaction costs received
in the nine months ended 31 December 2003                      9              154               2         165



8.             CREDITORS AND PROVISIONS



                                                                                          Other
                                                                                      creditors
                                                         Nuclear                            and
                                                     Liabilities          Debt       provisions          Total
                                                            GBPm          GBPm             GBPm           GBPm
Creditors:
  Amounts falling due within one year                        514           197              657          1,368
  Amounts falling due after more than  one year            1,899           686                -          2,585
Provisions for liabilities and charges                     1,753             -               40          1,793
As at 31 December 2003                                     4,166           883              697          5,746
As at 31 March 2003                                        3,937           883              740          5,560



Nuclear liabilities including accruals for AGR fuel services relating to spent AGR fuel are based on the terms of contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group's estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments. The costs of decommissioning the power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group's decommissioning strategy.



Other creditors of GBP655m include GBP316m in respect of claims relating to onerous trading contracts. These contracts are pre-NETA electricity trading contracts with Enron, TPL and Total. The Enron and Total contracts were terminated during the year ended March 2003, which gave rise to claims for certain amounts which have become payable. Interest is payable and being paid on standstill balances at a rate of 6%, other than for the bonds and the amounts due to the Eggborough banks which continue under their original terms. These accounts reflect the claim amounts which have been agreed in principle with Enron, TPL and Total for the purposes of the Proposed Restructuring. Enron and Total have subsequently transferred their claims to Deutsche Bank.



The analysis of the maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements.
However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the Bonds and Eggborough project finance loan are replaced as part of the Proposed Restructuring or earlier termination of the standstill. The maturity profile of borrowings will change upon completion of the Proposed Restructuring.



Included in the provisions total of GBP40m is an interest rate swaps provision in respect of swap contracts which were put in place to hedge interest rate risk. The Directors have reviewed the necessity for these swaps in the context of the Proposed Restructuring and have concluded that the swaps are no longer effective as hedges. A provision of GBP56m was created at 31 March 2003 and was reduced to GBP36m at 31 December 2003 through utilisations of GBP13m, accruals movement of GBP2m and revaluation of GBP5m.



9.             RECONCILIATION OF OPERATING CASH FLOW


                                                      9 months
                                                         ended
                                                     31 Dec 03              Year ended 31 Mar 03
                                                                                       Dis-
                                                         Total     Continued      continued          Total
                                                          GBPm          GBPm           GBPm           GBPm

Operating (loss)/profit including exceptional items       (21)       (3,899)             97        (3,802)
Exceptional items                                           27         3,906              -          3,906
Operating profit excluding exceptional items                 6             7             97            104
Depreciation                                                36           273             13            287
Nuclear liabilities charged to operating costs              96           106              -            105
Nuclear liabilities discharged                            (32)         (115)              -          (115)
Movements in other provisions                              (2)          (45)              -           (45)
Regular contributions to the decommissioning fund         (13)          (18)              -           (18)
(Increase)/decrease in working capital including
exceptional items discharged
                                                          (90)            36           (18)             18
Net cash (outflow)/inflow from operating activities          1           244             92            336
Payments to acquire tangible fixed assets                    -         (112)          (170)          (282)
Net cash (outflow)/inflow from operating activities
net of capital expenditure
                                                             1           132           (78)             54



Operating cash flows for the nine months ended 31 December 2003 include an outflow of GBP30m (31 March 2003: GBP30m) which relates to advisory fees and other costs associated with restructuring the Group's activities.



On 14 February 2003 the Group disposed of its stake in Bruce Power and Huron Wind, therefore their results up to the point of disposal have been classified as discontinued.



10.          RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                                                                        GBPm

Increase in cash                                                                                           4
Increase in liquid resources                                                                              92
Decrease in net debt                                                                                      96
Net debt at 1 April 2003                                                                               (550)
Net debt at 31 December 2003                                                                           (454)



11.          COLLATERAL



Investments in liquid funds at 31 December 2003 include GBP338m of cash which has been deposited in collateral bank accounts. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.



12.          CONTINGENT ASSETS



On 16 May 2003 the Company announced that it had exchanged the last of the suite of contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002. The front-end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The back-end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the new back-end contracts had become effective on 1 April 2003. The financial statements for the period to 31 December 2003 have been drawn up on the basis of the historic BNFL contracts in respect of back end fuel contracts, pending satisfaction of the restructuring conditions set out in the new contracts, thereby creating a contingent asset of GBP259m (inclusive of GBP113m principal amounts accrued at 31 March 2003) which will be recognised upon completion of the Proposed Restructuring.



On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties.
In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the 'Trust Agreement') entered into on the same date. C$50m would have been released to British Energy had the first unit restarted by 15 June 2003 and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. C$5m is deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. At 31 December 2003 the Group has not recognised any amount in respect of cash retentions on its Balance Sheet at 31 December 2003 because of uncertainties regarding their realisation. British Energy is seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Unit 4 restarted in October 2003 and Unit 3 restarted in January 2004. The Company is in discussion with the Ontario Provincial Government which has indicated that it considers that the units may have restarted, for the purposes of the Trust Agreement, at later dates. The amounts recoverable in respect of the restarts will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.



13.          CONTINGENT LIABILITIES



These accounts are drawn up on a going concern basis, the basis of which is explained more fully in Note 1 to these accounts. This note describes the contingent liabilities which are applicable to the Group and the Company.



The Group has been provided with the Credit Facility by the Secretary of State. As at 31 December 2003, the Group had no drawings under the Credit Facility. Also at 31 December 2003, the Group had cash and liquid investments of GBP429m of which GBP338m had been deposited as collateral to support trading and other operations.



The following security has been granted for obligations under the Credit Facility made available by the Secretary of State:



- an all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables and special accounts and a floating charge between the Secretary of State and certain Group companies;



-         fixed charges in relation to the UK nuclear power stations; and



- pledge and mortgage of shares in certain Group subsidiaries in favour of the Secretary of State.



Amounts owing by EPL to the Eggborough Banks are not guaranteed by the Company. However, the Company guarantees the payment of amounts by BEPET to EPL, calculated to cover EPL's borrowing and operating costs. In addition the Company also provides a subordinated loan facility to EPL.



On 1 October 2003, the Company announced that it had entered into the Creditor Restructuring Agreement with certain significant creditors (including the Eggborough Banks) and BNFL relating to the standstill, recognition and compromise of their claims. However, while the Directors believe that the amounts of the agreed claims currently reflect the amounts legally claimable, in the event of the Proposed Restructuring not being completed different amounts may be calculated as being claimable.



On 25 September 2002 the Nuclear Generation Decommissioning Fund Limited (the 'NDF') served a default notice relating to the solvency of the Company, BEG and BEGUK. Unless the default is cured to the satisfaction of the NDF, or waived, the NDF has the right to require accelerated payment of all of the contributions due to the NDF prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of GBP18m. The NDF has agreed not to take enforcement action without further notice while the Group progresses satisfactorily towards achieving the Proposed Restructuring. If the conditions to the Proposed Restructuring are satisfied, the NDF and others will enter into a Deed of Termination whereby the NDF agrees that it shall take no action to enforce its rights pursuant to the default notice.



On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.



The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has received no supporting evidence and has insufficient information to evaluate the claim fully. However, the Company expects to defend the claim.



The principal tax claim relates to the treatment of expenditure at the Bruce plant during the period of the Company's ownership which is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group which has not been recognised in the Financial Statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy expects to defend the claim and, on the basis of advice received, the Company is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the Group.



Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.



The Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen. The Group does not currently anticipate any losses will arise in connection with them.



The Group is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the Group's financial position.



The Company has given certain indemnities and guarantees in respect of its subsidiary undertakings. No losses are anticipated to arise under these indemnities and guarantees, provided relevant subsidiary undertakings continue as going concerns.



14.          NON-ADJUSTING POST BALANCE SHEET EVENTS



As at 24 February 2004 the Group had no drawings under the Credit Facility.



In October 2003 there were unplanned outages at Heysham 1 nuclear power station.
  Both units at Heysham 1 commenced their return to service on 14 February 2004.



Investments in liquid funds at 24 February 2004 of GBP496m include GBP315m of cash which has been deposited in collateral bank accounts for trading and operating purposes. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.



The sale of the Group's 50% interest in AmerGen to Exelon detailed in Note 7
(iii) is subject to certain adjustments relating to working capital levels, stocks of unspent nuclear fuel, capital expenditures and low level waste disposal costs to be determined at the time of closing. Finalisation of these adjustments is not expected to take place until Spring 2004 and any payments will not be received until mid-2004.



The Company and Siemens Power Generation Limited ('Siemens') have settled long-standing disputes relating to work done since 1996 by the former Parsons business. Under the terms of the settlement Siemens has agreed to pay the Company GBP18.3m. This settlement includes a commitment by the Company and Siemens to develop a mutually beneficial commercial relationship under a long term supply agreement.







 INDEPENDENT REVIEW REPORT TO BRITISH ENERGY PLC



Introduction



We have been instructed by the Company to review the financial information, contained in the quarterly report, which comprises the profit and loss account, balance sheet, cash flow statement, statement of total recognised gains and losses and related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.



Directors' Responsibilities



The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.



Review Work Performed



We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.



Fundamental Uncertainty - Going Concern



In arriving at our review conclusion, we have considered the adequacy of the disclosures made in Note 1 concerning the preparation of the quarterly financial information on the going concern basis. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the time-scales envisaged or required and the continuation of the standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Credit Facility and there being no material deterioration in the Group's cash flow position, performance or outlook. In view of the significance of the uncertainty concerning these matters we consider that they should be drawn to your attention but our conclusion is not qualified in this respect.



Review Conclusion



On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 December 2003 and for the nine months ended 31 December 2003.





PricewaterhouseCoopers LLP

Chartered Accountants

Edinburgh

25 February 2004





Notes:



(a) The maintenance and integrity of the British Energy plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the quarterly report since it was initially presented on the website.



(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.









CERTIFICATION





I, Mike Alexander, Chief Executive Officer of British Energy plc (the 'registrant'), certify that:



1. I have reviewed this quarterly report for the nine-month period ended 31 December 2003 (the 'report') of the registrant;



2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;



3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;



4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have;



(a) designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;



(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and



(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.



5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);



(a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarise and report financial information; and



(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.









Date:  25 February 2004       Name:  Mike Alexander


                              Title: Chief Executive Officer







                                 CERTIFICATION





I, Martin Gatto, Interim Finance Director of British Energy plc (the 'registrant'), certify that:



1. I have reviewed this quarterly report for the nine-month period ended 31 December 2003 (the 'report') of the registrant;



2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;



3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;



4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have;



(a) designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;



(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and



(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.



5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);



(a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarise and report financial information; and



(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.







Date:       25 February 2004            Name       Martin Gatto

                                        Title:    Interim Finance Director




                           CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



I, Mike Alexander, Chief Executive Officer, certify, pursuant to 18 U.S.C.
section 1350, that:



(1) The quarterly report for the period ended 31 December 2003 (the ' report') of British Energy plc (the 'registrant') fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and



(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.







Date        25 February 2004
              Mike Alexander


                                Chief Executive Officer







                           CERTIFICATION PURSUANT TO

                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002







I, Martin Gatto, Interim Finance Director, certify, pursuant to 18 U.S.C.
section 1350, that:



(1) The quarterly report for the period ended 31 December 2003 (the 'report') of British Energy plc (the 'registrant') fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and



(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.





Date        25 February 2004    Martin Gatto

                                Interim Finance Director




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 26, 2004                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations